FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2005

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-    Lund Gold Ltd. News Release Dated April 4, 2005,

-    Lund Gold Ltd. News Release Dated April 21, 2005.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

May 4, 2005

By:      “James G. Stewart”

 James G. Stewart

Its          Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

___________________________________________________________________________________________

May 4, 2005

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Mr. Russell Brenner, Securities & Exchange Commission

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

April 4, 2005	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

EXPLORATION UPDATE – BRAZIL PROPERTIES

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that the remainder of its 2,000 metre Phase I drilling program on the company’s Aldebaran property has been completed and the company is awaiting the assay results which are due shortly.

The remainder of the Phase I program (initiated in mid 2004) included the drilling of three diamond drill holes, totalling 500 metres, testing two separate gold in soil anomalous targets, the completion of approximately 1,000 metres of bulldozer trenching and collection of sixty auger soil samples. Favourable drill results from previous Lund drilling in 2004 included 2.38 g/t gold over 4.0 metres in drill hole ALD04-07, and 4.06 g/t gold over 5.0 metres in drill hole ALD04-08.  These two holes were drilled beneath and 100 metres laterally from Lund’s surface trenching results of 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over 1.0 metre.

In addition, Lund is pleased to announce that an independent geologist will be evaluating and sampling the newly acquired Carneirinho Property during April in preparation for undertaking a 43-101 report. The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil. At the Carneirinho Property’s main garimpeiro pit, Antonio de Luca, a total of 600 kilograms of gold were reportedly produced from the 70 metre long, 25 metre wide and 25 metre deep excavation. Representatives of Lund, during a brief visit to the Carneirinho Property, were able to collect three character grab samples from saprolite at the Deusdeth garimpeiro pit that returned assay values of 2.49 g/t gold, 4.63 g/t gold and 17.85 g/t gold.  One additional sample taken from the only currently active garimpeiro operation located between the Antonio de Luca  (historical channel sample result of 12.68 g/t gold over 26.0 metres) and Joao Pinto (historical channel sample result of 10.83 g/t gold over 7.0 metres) pits returned an assay value of 9.30 g/t gold.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

April 21, 2005	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

EXPLORATION UPDATE – BRAZIL PROPERTIES

Lund Gold Ltd. (TSX-V: LGD) reports results from the last four drill holes of the 12-hole, 2,000 metre Phase I drilling program at its Aldebarán property in Brazil.  Lund has drill tested only two geochemical-geophysical target areas (Central Baixao Creek and Grota Rica) representing only a fraction of the area covered by the Aldebarán Property’s extensive 30 square kilometre geochemically anomalous exploration target.

Results previously announced on December 21, 2004 from the Baixao Creek area display a strong correlation with previous surface trench results, particularly between hole ALD-04-08 (4.06 g/t gold over five metres, including 18.91 g/t gold over one metre) and high-grade surface trenches located 100 metres to the west that returned 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over one metre.  Other significant results from the previous drilling at Baixao Creek included 1.85 g/t gold over 5.0 metres in hole ALD-04-02 and 2.38 g/t gold over 4.0 metres in hole ALD-04-07.

Drill hole ALD 04-09, collared 400 metres east of ALD-04-08, returned only narrow weakly anomalous mineralization of up to 879 ppb gold over one metre.  This drill hole was not successful in testing the favourable host geology intersected in ALD-04-08 but remained in overlying volcanics throughout its entire length.  The Baixao target therefore, remains open to expansion to the east as well as west and down-dip to the north of previous drilling.

Lund’s other three drill holes not previously reported were collared at the Grota Rica target, located 2 kilometres to the west of the Baixao Creek area.  All three holes, ALD-04-10, 11 and 12, returned geochemically anomalous gold results within the upper 12-30 metre sections of each hole.  The most significant result returned from the limited drilling at Grota Rica was 1.31 g/t gold over the 2 metre interval from 61.0 – 63.0 metres in drill hole ALD-04-11.

Lund is compiling all surface and drilling data prior to planning further exploration at Aldebarán.  Lund’s Brazil based geological consultant, Jose Lenzi, formerly the Exploration Manager of TVX Gold Inc., is reviewing the Aldebarán property data with various exploration companies which may be interested in entering into a joint venture with Lund to further the exploration program at Aldebarán.

All fieldwork was carried out under the supervision of Lund’s field staff.  Lakefield Geosol in Belo Horizonte, Brazil carried out all assaying.  Douglas Turnbull, P. Geo, has verified the foregoing results.

In addition, Lund is pleased to announce that an independent geologist will be evaluating and sampling the newly acquired Carneirinho Property next week in preparation for undertaking a 43-101 report.  The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil.   The Carneirinho Property is held under option jointly by Lund and Oromin Explorations Ltd.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN